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09055550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66263 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LG Compass (USA) LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANUEL J. BALBONTIN (212) 355-3239
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL, TUTEUR & LEWIS, P.C.
(Name – *if individual, state last, first, middle name*)

101 EISENHOWER PARKWAY, ROSELAND NJ 07068
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MANUEL J. BALBONTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on 20th day of February 2009

Notary Public

Signature

PRESIDENT/CEO

Title

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CG COMPASS (USA) LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

**Meisel, Tuteur & Lewis, P.C.**

Certified Public Accountants
Management Consultants

# INDEPENDENT AUDITOR'S REPORT

To the Member of
CG Compass (USA) LLC
New York, NY

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for beginning audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Compass (USA) LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Meisel, Tuteur & Lewis P.C.
MEISEL, TUTEUR, & LEWIS, P.C.

Roseland, New Jersey
February 5, 2009

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

# CG COMPASS (USA) LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 546,621 |
| Receivables from clearing organizations | | 244,186 |
| Other receivables | | 22,301 |
| Prepaid expenses | | 17,708 |
| Deferred income taxes | | 7,240 |
| TOTAL ASSETS | $ | 838,056 |

### LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 180,996 |
| Due to affiliates | | 42,275 |
| Income taxes payable | | 487 |
| Deferred income taxes | | 3,736 |
| TOTAL LIABILITIES | | 227,494 |
| Member's capital | | 610,562 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ | 838,056 |

The accompanying notes are an integral part of these financial statements.

# CG COMPASS (USA) LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUES | | |
| Commisions | $ | 4,796,415 |
| Trailer fee income | | 173,361 |
| Other income | | 35,000 |
| Interest income | | 398,059 |
| TOTAL REVENUES | | 5,402,835 |
| EXPENSES | | |
| Employee compensation and benefits | | 1,946,942 |
| Referral fees | | 1,394,200 |
| Brokerage, exchange and clearance fees | | 486,978 |
| Communications and data processing | | 112,674 |
| Professional fees | | 91,264 |
| Occupancy | | 265,661 |
| Other | | 209,705 |
| TOTAL EXPENSES | | 4,507,424 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | | 895,411 |
| PROVISION FOR INCOME TAXES | | 38,206 |
| NET INCOME | $ | 857,205 |

The accompanying notes are an integral part of these financial statements.

# CG COMPASS (USA) LLC
## STATEMENT OF CHANGES IN MEMBER'S CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| Balance at January 1, 2008 | $ | 1,153,357 |
| Net income | | 857,205 |
| Member's distributions | | (1,400,000) |
| Balance at December 31, 2008 | $ | 610,562 |

The accompanying notes are an integral part of these financial statements.

# CG COMPASS (USA) LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | | |
| Net income | $ | 857,205 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | | |
| Deferred income taxes | | (15,087) |
| Changes in operating assets and liabilities: | | |
| Receivables from clearing organization | | 12,018 |
| Other receivables | | 323,475 |
| Due from affiliate | | 22,799 |
| Prepaid expenses | | (9,829) |
| Due to affiliate | | 42,275 |
| Accounts payable and accrued expenses | | 16,883 |
| Payables to clearing organizations | | (10) |
| Income taxes payable | | 487 |
| TOTAL ADJUSTMENTS TO NET INCOME | | 393,011 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 1,250,216 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member's distributions | | (1,400,000) |
| NET CASH USED IN FINANCING ACTIVITIES | | (1,400,000) |
| NET DECREASE IN CASH | | (149,784) |
| CASH-BEGINNING | | 696,405 |
| CASH-ENDING | $ | 546,621 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid for income taxes | $ | - |
| Cash paid for interest expense | $ | 905 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was incorporated under the laws of Delaware on October 1, 2003 and is a wholly owned subsidiary of Compass Group Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at JP Morgan Clearing Corp. (clearing Firm) and the Company does not act as a principal on any trade transaction.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

### Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement purposes.

### Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Income Taxes

As a single member limited liability company in New York State, the Company is a disregarded entity for tax purposes. As such, there is no provision for federal or state income taxes on the earnings of the Company as such earnings are taxed directly to its member. The provision for income taxes consists solely of New York City taxes.

Income taxes are deferred under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the liability method, deferred income taxes are provided for all differences between the financial statement and tax basis of assets and liabilities. Such differences are primarily due to the Company recognizing revenue/expense on the accrual basis for financial statement purposes and the cash basis for tax purposes.

The components of the income tax benefit/(expense) for the year ended December 31, 2008 is as follows:

| | | |
|---|---|---|
| Deferred tax benefit/(expense) | $ | (15,087) |
| Current tax benefit/(expense) | | 53,293 |
| Total tax benefit/(expense) | $ | 38,206 |

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Foreign Finder Agreement

The Company has agreements with six foreign finders, in which the Company pays the foreign finder a portion of the net brokerage, transactional, commission and other fee collected from those accounts introduced by the foreign finder. These fees are payable on a semi-annual basis following the Company's collection from the client. Referral fee expense was $1,394,200 for the year ended December 31, 2008.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was $563,314, which was $548,397 in excess of its minimum requirement of $14,917.

## 4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) in that the Company does not hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by either the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $250,000 per institution. At times, the balance in the accounts may be in excess of federally insured limits.

## 6. RELATED PARTY TRANSACTIONS

The Company's dealings with related parties are disclosed in the accompanying financial statements and related notes.

The amount shown as "Due to affiliates" on the Statement of Financial Condition represents amounts owed for operational expenses.

The Company shares its office space as well as various administrative services with Compass Group LLC and Compass Capital Management LLC, which have the same owner as the Company. Certain expenses such as payroll costs, rent and office expenses are allocated to the Company at cost. The related expenses incurred by the Company are recorded on the Statement of Operations.

The Company derives a majority of its commission revenues from related party referral sources and is responsible for payment of referral fees on such revenues.

At December 31, 2008 the Company owed $140,952 to related parties for foreign finder fees. This amount is included in accounts payable and accrued expenses.

# CG COMPASS (USA) LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Member's capital | $ 610,562 |
| Less: non-allowable assets | |
| Deferred taxes | 7,240 |
| Prepaid expenses | 16,496 |
| Other assets | 1,212 |
| Receivables | 22,300 |
| | 47,248 |
| Net capital | $ 563,314 |
| Aggregate indebtedness | 223,758 |
| Computed minimum net capital requirement (6.67% of aggregate indebtedness) | 14,925 |
| Minimum net capital required | 5,000 |
| Ratio: Aggregate indebtedness to net capital | .40 to 1 |

There are no material differences between the Audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2008.

See accompanying notes to financial statements.

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

To the Member of
CG Compass (USA) LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of CG Compass (USA) LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CG Compass (USA) LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR, & LEWIS, P.C.

Roseland, New Jersey
February 5, 2009

END